Exhibit 99.2

SESA STERLITE LIMITED (Formerly Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2013

PART I							(Rs in Crore except as stated)

		Quarter ended					Half year ended				Year ended
S. No.	Particulars	30.09.2013 (Unaudited)		30.06.2013 (Unaudited)	30.09.2012 (Unaudited)		30.09.2013 (Unaudited)		30.09.2012 (Unaudited)		31.03.2013 (Audited)
1	Income from Operations
	a) Net Sales/Income from Operations (Net of excise duty)	25,166.16		363.20	288.61		25,529.36		2,014.32		2,530.30
	b) Other Operating Income	185.94		14.75	5.81		200.69		12.73		24.12

	Total Income from operations (net)	25,352.10		377.95	294.42		25,730.05		2,027.05		2,554.42

2	Expenses
	a) Cost of materials consumed	9,827.34		216.66	154.22		10,044.00		290.18		816.68
	b) Purchases of stock-in-trade	513.08		—	2.17		513.08		96.52		96.19
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(728.54)		67.67	(157.07)		(660.87)		(194.94)		(345.76)
	d) Employee benefits expense	1,202.87		52.58	64.30		1,255.45		133.59		249.52
	e) Depletion, depreciation and amortisation expense	2,845.86		39.09	33.40		2,884.95		63.68		197.46
	f) Power and fuel charges	2,346.50		0.71	2.90		2,347.21		6.51		9.86
	g) Exchange loss/(gain)	687.65		99.24	(188.48)		786.89		43.88		50.54
	h) Other expenses	5,042.87		83.15	222.09		5,126.02		1,013.17		1,211.94

	Total Expenses	21,737.63		559.10	133.53		22,296.73		1,452.59		2,286.43

3	Profit from Operations before other income, finance costs and exceptional items	3,614.47		(181.15)	160.89		3,433.32		574.46		267.99

4	Other Income	914.12		5.79	14.21		919.91		29.30		53.86

5	Profit from ordinary activities before finance costs and exceptional items	4,528.59		(175.36)	175.10		4,353.23		603.76		321.85

6	Finance costs	1,879.80		148.08	81.73		2,027.88		199.55		474.65

7	Profit from ordinary activities after finance costs but before exceptional items	2,648.79		(323.44)	93.37		2,325.35		404.21		(152.80)

8	Exceptional items (voluntary retirement scheme)	61.67		—	0.67		61.67		20.48		21.17

9	Profit from ordinary activities before tax	2,587.12		(323.44)	92.70		2,263.68		383.73		(173.97)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	(923.85)		(112.29)	35.09		(1,036.14)		127.30		(42.94)

11	Net profit from ordinary activities after tax	3,510.97		(211.15)	57.61		3,299.82		256.43		(131.03)

12	Extraordinary items (net of tax expense)	—		—	—		—		—		—
13	Net profit / (loss) for the period	3,510.97		(211.15)	57.61		3,299.82		256.43		(131.03)

14	Share of profit of associate	456.42		625.45	464.43		1,081.87		1,229.58		2,411.28

15	Minority interest	1,573.02		—	—		1,573.02		—		—

16	Net profit after taxes, minority interest and consolidated share in loss of associate	2,394.37		414.30	522.04		2,808.67		1,486.01		2,280.25

17	Paid-up equity share capital (Face value of Re 1 each)	296.50		86.91	86.91		296.50		86.91		86.91
18	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year										17,388.49
19	Earnings per share (Rs) (not annualised)*
	-Basic	8.19	*	4.77 *	6.01	*	9.67	*	17.10	*	26.24
	-Diluted	8.19	*	4.77 *	5.36	*	9.67	*	16.98	*	26.24

PART II

S. No.	Particulars	Quarter ended			Half year ended		Year ended
		30.09.2013	30.06.2013	30.09.2012	30.09.2013	30.09.2012	31.03.2013
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	- Number of Shares	1,057,078,042	389,987,804	389,987,804	1,057,078,042	389,987,804	389,987,804
	- Percentage of Shareholding	35.65%	44.87%	44.87%	35.65%	44.87%	44.87%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,629,343,945	479,113,619	479,113,619	1,629,343,945	479,113,619	479,113,619
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	54.96%	55.13%	55.13%	54.96%	55.13%	55.13%
	(as a % of the total share capital of the Company)

$   The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on September 30, 2013.

The balance ADR of 6.04% represented by 178,959,792 equity shares are held by CITI Bank as custodian.

Allotment in respect of 330,384 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.09.2013
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	2
	Disposed of during the quarter	2
	Remaining unresolved at the end of the quarter	—

(Rs in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2013 (Unaudited)	30.06.2013 (Unaudited)	30.09.2012 (Unaudited)	30.09.2013 (Unaudited)	30.09.2012 (Unaudited)	31.03.2013 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	5,538.49	—	—	5,538.49	—	—
	(ii) Silver - India	795.95	—	—	795.95	—	—
	(iii) Zinc - International	2,084.90	—	—	2,084.90	—	—

	Total	8,419.34	—	—	8,419.34	—	—
b)	Oil & Gas	1,854.88	—	—	1,854.88	—	—
c)	Iron Ore	4.65	8.89	86.72	13.54	1,648.10	1,673.18
d)	Copper	7,276.88	—	—	7,276.88	—	—
e)	Aluminium	5,162.47	—	—	5,162.47	—	—
f)	Power	2,171.99	—	—	2,171.99	—	—
g)	Others	496.03	365.15	259.80	861.18	462.30	982.61

	Total	25,386.24	374.04	346.52	25,760.28	2,110.40	2,655.79

Less:	Inter Segment Revenues	220.08	10.84	57.91	230.92	96.08	125.49

	Net Sales/Income from Operations	25,166.16	363.20	288.61	25,529.36	2,014.32	2,530.30

2	Segment Results
	(Profit before tax & interest)
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,389.27	—	—	2,389.27	—	—
	(ii) Silver - India	583.40	—	—	583.40	—	—
	(iii) Zinc - International	112.99	—	—	112.99	—	—

	Total	3,085.66	—	—	3,085.66	—	—
b)	Oil & Gas	1,066.54	—	—	1,066.54	—	—
c)	Iron Ore	(122.71)	(95.30)	131.37	(218.01)	612.61	347.43
d)	Copper	208.93	—	—	208.93	—	—
e)	Aluminium	207.20	—	—	207.20	—	—
f)	Power	426.95	—	—	426.95	—	—
g)	Others	(4.89)	9.06	35.70	4.17	(28.71)	(68.01)

	Total	4,867.68	(86.24)	167.07	4,781.44	583.90	279.42

Less:	Finance costs	1,879.80	148.08	81.73	2,027.88	199.55	474.65
Add:	Other unallocable income net off expenses	(339.09)	(89.12)	8.03	(428.21)	19.86	42.43
Less:	Exceptional items	61.67	—	0.67	61.67	20.48	21.17

	Profit before tax	2,587.12	(323.44)	92.70	2,263.68	383.73	(173.97)

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Zinc, Lead and Silver
	(i) Zinc - India	10,372.97	—	—	10,372.97	—	—
	(ii) Zinc - International	3,502.58	—	—	3,502.58	—	—

	Total	13,875.55	—	—	13,875.55	—	—
b)	Oil & Gas	48,676.69	—	—	48,676.69	—	—
c)	Iron Ore	4,826.71	4,731.93	4,291.57	4,826.71	4,291.57	4,499.21
d)	Copper	8,002.35	—	—	8,002.35	—	—
e)	Aluminium	40,089.21	—	—	40,089.21	—	—
f)	Power	15,607.90	—	—	15,607.90	—	—
g)	Others	1,757.43	1,035.53	1,106.65	1,757.43	1,106.65	1,124.22
h)	Unallocated	(32,403.28)	12,225.67	11,205.36	(32,403.28)	11,205.36	11,851.97

	Total	100,432.56	17,993.13	16,603.58	100,432.56	16,603.58	17,475.40

The main business segments are, (a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (b) Oil & Gas which consists of exploration, development and production of oil and gas (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric Acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment comprise of pig iron, metallurgical coke, port/berth, paper etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

CONSOLIDATED STATEMENT OF ASSETS & LIABILITIES		(Rs in Crore)

Particulars		As at 30.09.2013 (Unaudited)	As at 31.03.2013 (Audited)
A	EQUITY AND LIABILITIES
1	SHAREHOLDERS’ FUNDS
	a) Share Capital	296.50	86.91
	b) Reserves & Surplus	69,078.27	17,388.49

	Sub total - Shareholders’ funds	69,374.77	17,475.40

2	Minority Interest	31,057.79	—
3	Non-current liabilities
	(a) Long-term borrowings	59,344.18	1,179.16
	(b) Deferred tax liabilities (Net)	2,965.58	25.27
	(c) Other Long term liabilities	1,263.57	2.32
	(d) Long-term provisions	4,107.09	3.66

	Sub total - Non-current liabilities	67,680.42	1,210.41

4	Current liabilities
	(a) Short-term borrowings	20,663.06	3,322.38
	(b) Trade payables	4,142.46	547.11
	(c) Other current liabilities	16,964.34	292.10
	(d) Short-term provisions	652.85	41.76

	Sub total - Current liabilities	42,422.71	4,203.35

	TOTAL - EQUITY AND LIABILITIES	210,535.69	22,889.16

B	ASSETS
1	Non-current assets
	(a) Fixed assets	88,755.39	2,691.42
	(b) Goodwill on consolidation	40,528.34	2,167.60
	(c) Non-current investments	213.68	15,881.98
	(d) Deferred tax assets (Net)	14.96	—
	(e) Long-term loans and advances	11,897.35	492.02
	(f) Other non-current assets	2,728.51	—

	Sub total - Non-current assets	144,138.23	21,233.02

2	Current assets
	(a) Current investments	33,439.86	176.87
	(b) Inventories	10,031.53	960.95
	(c) Trade receivables	5,672.72	142.39
	(d) Cash and cash equivalents	12,276.63	36.12
	(e) Short-term loans and advances	3,949.34	329.22
	(f) Other current assets	1,027.38	10.59

	Sub total - Current assets	66,397.46	1,656.14

	TOTAL - ASSETS	210,535.69	22,889.16

Notes:-

1	The above results for the quarter and half year ended September 30, 2013 have been reviewed by the Audit Committee and approved by the Board of Directors at their respective meetings held on October 31, 2013. The statutory auditors of the Company have carried out a limited review of these results.

2	The Board declared an interim dividend @ 150% i.e Rs 1.50 per equity share of Re 1/- each. The record date for the payment of interim dividend is November 7, 2013.

3	The Scheme of Amalgamation and arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) has been sanctioned by the Honourable High Court of Madras vide its order dated July 25, 2013 and the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013. The Scheme became effective for Sterlite, Ekaterina and Malco on August 17, 2013; and for SEL and VAL the scheme became effective on August 19, 2013. The Scheme has been given effect to in the results for the quarter.

In accordance with the scheme;

a) SEL merged with the Company from the appointed date of January 1, 2011, Sterlite merged with the Company from the appointed date of April 1, 2011, VAL’s Aluminium business demerged, and merged with the Company from the appointed date of April 1, 2011, Ekaterina merged with the Company from the appointed date of April 1, 2012 and residual Malco (excluding Malco’s power plant) merged with the Company from the appointed date of August 17, 2013.

b) Investments held in the respective subsidiaries have been cancelled and the Company has issued 2,095,903,448 equity shares of Re 1 each on August 29, 2013, being the record date, to the equity shareholders of Sterlite, Ekaterina and Malco as per the respective swap ratios mentioned in the Scheme.

c) The amalgamation is accounted under the “pooling of interests” method as per Accounting Standard 14- Accounting for Amalgamations.

d) Pursuant to the Scheme, the entire business, including the assets and liabilities of the transferor companies stand transferred to and vested in the Company at their book values and the business of the transferor companies continues to be carried on by the Company after amalgamation. Adjustments in respect of book values of the transferor companies to ensure uniformity of accounting policies with the Company have been made.The net profit / loss of the transferor companies from the appointed date till the March 31, 2013 after alignment of accounting policies has been transferred to the Surplus in Statement of Profit and Loss in the books of the Company upon amalgamation. The net impact in respect of the above aggregating Rs 20,508 Crore has been adjusted in the opening reserves. Consequent to the above, tax effects on current / deferred tax has been given effect to in the results to the quarter.

e) Subsequent to, the effectiveness of the Scheme, a Special Leave Petition challenging the orders of the High Court of Judicature of Bombay at Goa has been filed by the income tax department, and a creditor has challenged the Scheme in the High Court of Madras. The said petitions are pending for hearing / admission.

f) The name of the Company has been changed from Sesa Goa Limited to Sesa Sterlite Limited w.e.f September 18, 2013.

4	a) By way of a slump sale agreement dated August 19, 2013 between VAL and the Company, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh, has been purchased by the Company on a going concern basis at its carrying value at a consideration of Rs 2,893 Crore.

b) Pursuant to the share purchase agreement, dated February 25, 2012 between Bloom Fountain Limited (‘BFL’), a wholly owned subsidiary of the Company and Vedanta Resources Holdings Limited (‘VRHL’), BFL acquired 38.68% shareholding in Cairn India Limited and associated debt of USD 5,998 million by way of acquisition of Twinstar Energy Holding Limited (‘TEHL’), for a nominal cash consideration of USD 1. Consequently w.e.f. August 26, 2013, TEHL, Twin Star Mauritius Holdings Limited and Cairn India Limited (including all its subsidiaries) have become subsidiaries of the Company. The goodwill arising on consolidation represents the underlying values of oil and gas reserves at Cairn India Limited and its subsidiaries.

c) On completion of the restructuring exercise and substantial amount of goodwill getting recognised on consolidation, the Company has decided to amortise goodwill based on the unit of production method and accordingly an amount of Rs 1,066 Crore for the quarter and half year ended is recognised in the above results.

5	The summary of the appointed date and effective date are as follows :

Particulars	Appointed date	Effective date
SEL	January 1, 2011	August 19, 2013
Sterlite	April 1, 2011	August 17, 2013
Ekaterina	April 1, 2012	August 17, 2013
Malco (residual)	August 17, 2013	August 17, 2013
VAL (Aluminium business demerger)	April 1, 2011	August 19, 2013
Slump sale of VAL power division	—	August 19, 2013
Acquisition of 38.68% in Cairn India	—	August 26, 2013

6	Consequent to the restructuring exercise, the results for the quarter and half year ended September 30, 2013 and the figures in respect of earnings per share are not comparable with previous / comparable periods presented. Previous Period / Year figures have been regrouped / rearranged wherever necessary.

7	In respect of the Company’s Iron Ore Division:

a) Consequent to the clearance for resumption of iron ore mining operations at Karnataka by the Honourable Supreme Court of India (the “Supreme Court”), the Company is in process of securing necessary clearances to resume mining shortly.

b) The operations at the iron ore mines in Goa continue to remain suspended during the quarter as a result of the suspension of mining operations imposed by the State Government and the Supreme Court. The matter for resumption of mining is now being heard by the Supreme Court. Based on the favourable verdict of the Supreme Court lifting the suspension of iron ore mining in the State of Karnataka and the affidavit filed by the Government of Goa in the matter of resumption of mining in Goa, the Company expects a favourable outcome in the matter.

8	In respect of the Company’s Aluminium Division :

a) As per the Supreme Court order, proceedings of Gram Sabha have been completed and the final decision in this matter from the Ministry of Environment and Forests (“MOEF”) is awaited in respect of grant of stage II forest clearance for the Niyamgiri mining project of Orissa Mining Corporation (“OMC”).

b) With regard to the Expansion Project at Lanjigarh, the Company’s fresh application for environmental clearance is under process and the expansion activity is on hold.

The above matters are critical to the planned operations of the Company. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other states to continue its operations and that the above issues will be satisfactorily resolved.

9	The Company has opted to publish only Consolidated Financial results. Standalone results and press release with details of proforma numbers of the Company are available on Company’s website www.sesagoa.com. Additional information on standalone basis are as follows :

(Rs in Crore)

Particulars	Quarter ended 30.09.2013 (Unaudited)	Quarter ended 30.06.2013 (Unaudited)	Quarter ended 30.09.2012 (Unaudited)	Half year ended 30.09.2013 (Unaudited)	Half year ended 30.09.2012 (Unaudited)	Year ended 31.03.2013 (Audited)
Net Sales/Income from Operations	10,898.66	361.49	280.05	11,260.15	1,651.38	2,165.99
Exchange loss/(gain)	720.23	99.15	(187.06)	819.38	51.30	58.18
Profit/(Loss) before Tax & exceptional items	(758.02)	(297.92)	82.23	(1,055.94)	366.60	66.70
Exceptional items	—	—	—	—	9.71	9.71
Profit/(Loss) after exceptional items & before Tax	(758.02)	(297.92)	82.23	(1,055.94)	356.89	56.99
Profit/(Loss) after exceptional items & Tax	737.63	(191.92)	50.23	545.71	277.89	120.77

By Order of the Board

Place: Mumbai	Anil Agarwal
Dated : October 31, 2013	Chairman

SESA STERLITE LIMITED (Formerly Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2013

PART I						(Rs in Crore except as stated)

		Quarter ended				Half year ended			Year ended
S. No.	Particulars	30.09.2013 (Unaudited)	30.06.2013 (Unaudited)	30.09.2012 (Unaudited)		30.09.2013 (Unaudited)	30.09.2012 (Unaudited)		31.03.2013 (Audited)
1	Income from operations
	a) Net sales / income from operations (net of excise duty)	10,898.66	361.49	280.05		11,260.15	1,651.38		2,165.99
	b) Other operating income	59.36	4.27	5.72		63.63	11.25		21.93

	Total income from operations (net)	10,958.02	365.76	285.77		11,323.78	1,662.63		2,187.92

2	Expenses
	a) Cost of materials consumed	6,688.12	216.99	154.90		6,905.11	290.07		820.49
	b) Purchases of stock-in-trade	596.15	—	11.77		596.15	106.12		105.78
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(528.76)	67.67	(89.19)		(461.09)	(121.77)		(263.97)
	d) Employee benefits expense	242.35	40.72	45.00		283.07	95.22		184.62
	e) Depreciation and amortisation expense	668.88	30.51	25.48		699.39	48.08		147.91
	f) Power and fuel charges	1,895.47	5.65	4.65		1,901.12	7.55		19.78
	g) Exchange loss / (gain)	720.23	99.15	(187.06)		819.38	51.30		58.18
	h) Other expenses	852.49	60.21	167.61		912.70	770.36		921.19

	Total expenses	11,134.93	520.90	133.16		11,655.83	1,246.93		1,993.98

3	Profit / (loss) from operations before other income, finance costs and exceptional items	(176.91)	(155.14)	152.61		(332.05)	415.70		193.94

4	Other income	923.44	5.06	10.96		928.50	145.86		341.99

5	Profit / (loss) from ordinary activities before finance costs and exceptional items	746.53	(150.08)	163.57		596.45	561.56		535.93

6	Finance costs	1,504.55	147.84	81.34		1,652.39	194.96		469.23

7	Profit / (loss) from ordinary activities after finance costs but before exceptional items	(758.02)	(297.92)	82.23		(1,055.94)	366.60		66.70

8	Exceptional items (voluntary retirement scheme)	—	—	—		—	9.71		9.71

9	Profit / (loss) from ordinary activities before tax	(758.02)	(297.92)	82.23		(1,055.94)	356.89		56.99

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	(1,495.65)	(106.00)	32.00		(1,601.65)	79.00		(63.78)

11	Net profit / (loss) from ordinary activities after tax	737.63	(191.92)	50.23		545.71	277.89		120.77

12	Extraordinary items (net of tax expense)	—	—	—		—	—		—

13	Net profit / (loss) for the period	737.63	(191.92)	50.23		545.71	277.89		120.77

14	Paid-up equity share capital (face value of Re 1 each)	296.50	86.91	86.91		296.50	86.91		86.91
15	Reserves excluding revaluation reserves as per balance sheet of previous accounting year								12,936.88
16	Earnings per share (Rs) (* not annualised)
	-Basic	2.52 *	(2.21)*	0.58	*	1.88 *	3.20	*	1.39
	-Diluted	2.52 *	(2.21)*	0.12	*	1.88 *	3.20	*	1.39
17	a) Debt to equity ratio					0.55
	b) Debt service coverage ratio					0.16
	c) Interest service coverage ratio					0.28

PART II		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2013	30.06.2013	30.09.2012	30.09.2013	30.09.2012	31.03.2013
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	- Number of Shares	1,057,078,042	389,987,804	389,987,804	1,057,078,042	389,987,804	389,987,804
	- Percentage of Shareholding	35.65%	44.87%	44.87%	35.65%	44.87%	44.87%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,629,343,945	479,113,619	479,113,619	1,629,343,945	479,113,619	479,113,619
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	54.96%	55.13%	55.13%	54.96%	55.13%	55.13%
	(as a % of the total share capital of the Company)

$   The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on September 30, 2013.

The balance ADR of 6.04% represented by 178,959,792 equity shares are held by CITI Bank as custodian.

Allotment in respect of 330,384 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.09.2013
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	2
	Disposed of during the quarter	2
	Remaining unresolved at the end of the quarter	—

						(Rs in Crore)
		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2013 (Unaudited)	30.06.2013 (Unaudited)	30.09.2012 (Unaudited)	30.09.2013 (Unaudited)	30.09.2012 (Unaudited)	31.03.2013 (Audited)
1	Segment Revenue
a)	Copper	5,265.52	—	—	5,265.52	—	—
b)	Iron Ore	6.61	7.03	72.54	13.64	1,271.06	1,291.28
c)	Aluminium	3,580.02	—	—	3,580.02	—	—
d)	Power	1,600.26	—	—	1,600.26	—	—
e)	Others	455.57	358.14	251.15	813.71	448.39	952.77

	Total	10,907.98	365.17	323.69	11,273.15	1,719.45	2,244.05

	Less: Inter Segment Revenues	9.32	3.68	43.64	13.00	68.07	78.06

	Net Sales/Income from Operations	10,898.66	361.49	280.05	11,260.15	1,651.38	2,165.99

2	Segment Results
	(Profit before tax & interest)
a)	Copper	217.92	—	—	217.92	—	—
b)	Iron Ore	(86.27)	(66.81)	123.17	(153.08)	454.40	281.06
c)	Aluminium	131.12	—	—	131.12	—	—
d)	Power	285.26	—	—	285.26	—	—
e)	Others	(0.98)	6.19	34.89	5.21	(30.00)	(77.40)

	Total	547.05	(60.62)	158.06	486.43	424.40	203.66

	Less: Finance costs	1,504.55	147.84	81.34	1,652.39	194.96	469.23
	Add: Other unallocable income net off expenses	199.48	(89.46)	5.51	110.02	137.16	332.27
	Less: Exceptional items	—	—	—	—	9.71	9.71

	Profit / (loss) before tax	(758.02)	(297.92)	82.23	(1,055.94)	356.89	56.99

3	Capital Employed
a)	Copper	6,110.94	—	—	6,110.94	—	—
b)	Iron Ore	1,512.99	1,528.99	1,738.87	1,512.99	1,738.87	1,487.37
c)	Aluminium	29,469.56	—	—	29,469.56	—	—
d)	Power	7,308.60	—	—	7,308.60	—	—
e)	Others	1,123.05	936.92	897.01	1,123.05	897.01	1,025.66
f)	Unallocated	(11,513.96)	10,365.96	10,555.20	(11,513.96)	10,555.20	10,510.76

	Total	34,011.18	12,831.87	13,191.08	34,011.18	13,191.08	13,023.79

The main business segments are, (a) Copper which consist manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

STATEMENT OF ASSETS & LIABILITIES		(Rs in Crore)
Particulars		As at 30.09.2013 (Unaudited)	As at 31.03.2013 (Audited)
A	EQUITY AND LIABILITIES
1	Shareholders’ Funds
	a) Share capital	296.50	86.91
	b) Reserves and surplus	33,714.68	12,936.88

	Sub total - Shareholders’ funds	34,011.18	13,023.79

2	Non-current liabilities
	(a) Long-term borrowings	23,564.00	1,179.16
	(b) Deferred tax liabilities (Net)	484.18	10.40
	(c) Other Long term liabilities	497.37	2.32
	(d) Long-term provisions	2.67	1.81

	Sub total - Non-current liabilities	24,548.22	1,193.69

3	Current liabilities
	(a) Short-term borrowings	16,872.58	3,322.38
	(b) Trade payables	3,041.22	470.20
	(c) Other current liabilities	7,765.50	242.92
	(d) Short-term provisions	51.76	34.46

	Sub total - Current liabilities	27,731.06	4,069.96

	TOTAL - EQUITY AND LIABILITIES	86,290.46	18,287.44

B	ASSETS
1	Non-current assets
	(a) Fixed assets	40,507.91	1,917.89
	(b) Non-current investments	20,200.69	14,565.86
	(d) Long-term loans and advances	11,199.32	454.89
	(e) Other non-current assets	91.84	—

	Sub total - Non-current assets	71,999.76	16,938.64

2	Current assets
	(a) Current investments	1,631.54	127.70
	(b) Inventories	6,987.87	756.02
	(c) Trade receivables	1,660.02	140.44
	(d) Cash and bank balances	2,055.37	24.88
	(e) Short-term loans and advances	1,865.11	289.34
	(f) Other current assets	90.79	10.42

	Sub total - Current assets	14,290.70	1,348.80

	TOTAL - ASSETS	86,290.46	18,287.44

Notes:-

1	The above results for the quarter and half year ended September 30, 2013 have been reviewed by the Audit Committee and approved by the Board of Directors at their respective meetings held on October 31, 2013. The statutory auditors of the Company have carried out a limited review of these results.

2	The Board declared an interim dividend @ 150% i.e Rs 1.50 per equity share of Re 1/- each. The record date for the payment of interim dividend is November 7, 2013.

3	The Scheme of Amalgamation and arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) has been sanctioned by the Honourable High Court of Madras vide its order dated July 25, 2013 and the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013. The Scheme became effective for Sterlite, Ekaterina and Malco on August 17, 2013; and for SEL and VAL the scheme became effective on August 19, 2013. The Scheme has been given effect to in the results for the quarter.

In accordance with the scheme;

a) SEL merged with the Company from the appointed date of January 1, 2011, Sterlite merged with the Company from the appointed date of April 1, 2011, VAL’s Aluminium business demerged, and merged with the Company from the appointed date of April 1, 2011, Ekaterina merged with the Company from the appointed date of April 1, 2012 and residual Malco (excluding Malco’s power plant) merged with the Company from the appointed date of August 17, 2013.

b) Investments held in the respective subsidiaries have been cancelled and the Company has issued 2,095,903,448 equity shares of Re 1 each on August 29, 2013, being the record date, to the equity shareholders of Sterlite, Ekaterina and Malco as per the respective swap ratios mentioned in the Scheme.

c) The amalgamation is accounted under the “pooling of interests” method as per Accounting Standard 14- Accounting for Amalgamations.

d) Pursuant to the Scheme, the entire business, including the assets and liabilities of the transferor companies stand transferred to and vested in the Company at their book values and the business of the transferor companies continues to be carried on by the Company after amalgamation. Adjustments in respect of book values of the transferor companies to ensure uniformity of accounting policies with the Company have been made.The net profit / loss of the transferor companies from the appointed date till the March 31, 2013 after alignment of accounting policies has been transferred to the Surplus in Statement of Profit and Loss in the books of the Company upon amalgamation. The net impact in respect of the above aggregating Rs 20,508 Crore has been adjusted in the opening reserves. Consequent to the above, tax effects on current / deferred tax has been given effect to in the results to the quarter.

e) Subsequent to, the effectiveness of the Scheme, a Special Leave Petition challenging the orders of the High Court of Judicature of Bombay at Goa has been filed by the income tax department, and a creditor has challenged the Scheme in the High Court of Madras. The said petitions are pending for hearing / admission.

f) The name of the Company has been changed from Sesa Goa Limited to Sesa Sterlite Limited w.e.f September 18, 2013.

4	a) By way of a slump sale agreement dated August 19, 2013 between VAL and the Company, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh, has been purchased by the Company on a going concern basis at its carrying value at a consideration of Rs 2,893 Crore.

b) Pursuant to the share purchase agreement, dated February 25, 2012 between Bloom Fountain Limited (‘BFL’), a wholly owned subsidiary of the Company and Vedanta Resources Holdings Limited (‘VRHL’), BFL acquired 38.68% shareholding in Cairn India Limited and an associated debt of USD 5,998 million by way of acquisition of Twinstar Energy Holding Limited (‘TEHL’), for a nominal cash consideration of USD 1. Consequently w.e.f. August 26, 2013, TEHL, Twin Star Mauritius Holdings Limited and Cairn India Limited (including all its subsidiaries) have become subsidiaries of the Company.

5	The summary of the appointed date and effective date are as follows :

Particulars	Appointed date	Effective date
SEL	January 1, 2011	August 19, 2013
Sterlite	April 1, 2011	August 17, 2013
Ekaterina	April 1, 2012	August 17, 2013
Malco (residual)	August 17, 2013	August 17, 2013
VAL (Aluminium business demerger)	April 1, 2011	August 19, 2013
Slump sale of VAL power division	-	August 19, 2013
Acquisition of 38.68% in Cairn India	-	August 26, 2013

6	Consequent to the restructuring exercise, the results for the quarter and half year ended September 30, 2013 and the figures in respect of earnings per share are not comparable with previous / comparable periods presented. Previous Period / Year figures have been regrouped / rearranged wherever necessary.

7	In respect of the Company’s Iron Ore Division:

a) Consequent to the clearance for resumption of iron ore mining operations at Karnataka by the Honourable Supreme Court of India (the “Supreme Court”), the Company is in process of securing necessary clearances to resume mining shortly.

b) The operations at the iron ore mines in Goa continue to remain suspended during the quarter as a result of the suspension of mining operations imposed by the State Government and the Supreme Court. The matter for resumption of mining is now being heard by the Supreme Court. Based on the favourable verdict of the Supreme Court lifting the suspension of iron ore mining in the State of Karnataka and the affidavit filed by the Government of Goa in the matter of resumption of mining in Goa, the Company expects a favourable outcome in the matter.

8	In respect of the Company’s Aluminium Division :

a) As per the Supreme Court order, proceedings of Gram Sabha have been completed and the final decision in this matter from the Ministry of Environment and Forests (“MOEF”) is awaited in respect of grant of stage II forest clearance for the Niyamgiri mining project of Orissa Mining Corporation (“OMC”).

b) With regard to the Expansion Project at Lanjigarh, the Company’s fresh application for environmental clearance is under process and the expansion activity is on hold.

The above matters are critical to the planned operations of the Company. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other states to continue its operations and that the above issues will be satisfactorily resolved.

9	Formulae for computation of ratios are as follows:

Debt equity ratio	=	Debt /(debt + paid up equity capital + reserves and surplus)

Debt service coverage ratio	=	Earnings before interest and tax /(interest expense + principal payments during the period for long term loans)

Interest service coverage ratio	=	Earnings before interest and tax / interest expense

By Order of the Board

Place: Mumbai	Anil Agarwal
Dated : October 31, 2013	Chairman